ITEX Announces Final Results of Tender Offer

Bellevue, WA – April 20, 2012 – ITEX Corporation (OTCBB: ITEX), The Membership Trading CommunitySM, a leading marketplace for cashless business transactions in North America, announced the final results of its tender offer to purchase up to 1,000,000 shares of its common stock at a price of $4.20 per share, which expired at 12:00 midnight, New York City time, on Friday, April 13, 2012.

Based on the final tabulation by OTR, Inc., the Depositary for the tender offer, approximately 1,238,095 shares of ITEX common stock were properly tendered and not withdrawn and not excluded because tendered conditionally. ITEX accepted for purchase 1,072,817 shares of its common stock, including all “odd lots” properly tendered, at a purchase price of $4.20 per share, for an aggregate cost of $4,505,831, excluding fees and expenses relating to the tender offer.

The total number of shares purchased in the tender offer included an additional 72,817 shares purchased pursuant to ITEX’s right to increase the number of shares purchased by no more than 2 percent of its outstanding shares, without amending or extending the tender offer. The shares purchased in the tender offer represent approximately 26.5% of ITEX's outstanding common stock (including shares of unvested restricted stock) prior to completion of the purchase. ITEX has been informed by the Depositary that, after giving effect to the priority for “odd lots,” the final proration factor was approximately 86.6%.

The Depositary will promptly issue payment for the shares validly tendered and accepted for purchase and will return all other shares tendered.

After giving effect to the purchase of shares in the tender offer, ITEX expects to have approximately 2,968,108 shares of its common stock outstanding (including shares of unvested restricted stock).

Questions concerning the tender offer may be directed to Investor Relations at ITEX Corporation at 800-277-9722, extension 4017.

About ITEX

ITEX, The Membership Trading CommunitySM, is a leading marketplace for cashless business transactions. Members increase sales through an exclusive distribution channel managed by our broker and franchise network, by utilizing ITEX dollars to exchange goods and services. We generate revenue by charging members percentage-based transaction fees and association fees. ITEX is headquartered in Bellevue, WA. We routinely post important information on the investor relations portion of our website. For more information, please visit www.itex.com.

Contact: Alan Zimmelman, ITEX Corporation

425.463.4017 or alan@itex.com

This press release contains forward-looking statements that are other than statements of historical fact. These statements are based on our current plans and expectations and involve risks and uncertainties that could cause actual future events or results to be different from those described in or implied by such forward-looking statements, including risks and uncertainties regarding changes in economic, political or regulatory conditions or other trends affecting our industry; adverse effects of a proxy fight and related litigation; and changes in facts and circumstances and other uncertainties concerning the completion of the tender offer. Statements in this release should be evaluated in light of these factors. These risk factors and other important factors that could affect our business and financial results are discussed in our filings with the Securities and Exchange Commission, which are available at www.sec.gov. Except as required by applicable law or regulation, we do not undertake any obligation to update our forward-looking statements to reflect future events or circumstances.